Anghami Inc.

16th Floor, Al-Khatem Tower, WeWork Hub71

Abu Dhabi Global Market Square, Al Maryah Island

Abu Dhabi, United Arab Emirates

June 10, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino

Re:	Anghami Inc.
Registration Statement on Form F-1
File No. 333-262719

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Anghami Inc. (the “Company”), hereby requests that the effective date of the above referenced Registration Statement on Form F-1 (File No. 333-262719) (the “Registration Statement”) be accelerated by the U.S. Securities and Exchange Commission to 4:00 p.m., Eastern Time, on June 13, 2022, or as soon as practicable thereafter.

The Company hereby authorizes Blake Redwine of Norton Rose Fulbright US LLP to orally modify or withdraw this request for acceleration. Please contact Mr. Redwine at (214) 855-7425 with any questions you may have concerning this request and please notify him when the Registration Statement has been declared effective.

Respectfully,

Anghami Inc.

By:	/s/ Edgard Maroun
Name:	Edgard Maroun
Title:	Chief Executive Officer

cc:	Blake Redwine, Esq., Norton Rose Fulbright US LLP